Exhibit 99.1

Baidu Announces Second Quarter 2016 Results

BEIJING, China, July 28, 2016 – Baidu, Inc. (NASDAQ: BIDU) (“Baidu” or the “Company”), the leading Chinese language Internet search provider, today announced its unaudited financial results for the second quarter ended June 30, 20161.

“The challenges Baidu faced in the second quarter served as a healthy reminder to stay focused on the key drivers of growth, sustainability and leadership: delivering the best user experience and staying at the forefront of technology,” said Robin Li, Chairman and CEO of Baidu. “As we enter the next chapter of the Internet, led by artificial intelligence, Baidu has never been better positioned to serve our users and work with our customers and partners, and change the world through technology.”

“While we experienced a tough second quarter, our value proposition to our users remains solid,” said Jennifer Li, CFO of Baidu. “Delivering a superior user experience and building a trusted platform are the pillars that will drive our long term sustainability.”

Second Quarter 2016 Operational Highlights

•	Mobile search monthly active users (MAUs) were 667 million for the month of June 2016, an increase of 6% year-over-year

•	Mobile maps MAUs were 343 million for the month of June 2016, an increase of 13% year-over-year

•	Gross merchandise value[2] (GMV) for Transaction Services totaled RMB18.0 billion ($2.7 billion) for the second quarter of 2016, an increase of 166% year-over-year

•	Baidu Wallet activated accounts reached 80 million at the end of June 2016, an increase of 131% year-over-year

Second Quarter 2016 Financial Highlights

•	Total revenues in the second quarter of 2016 were RMB18.264 billion ($2.748 billion), a 10.2% increase from the corresponding period in 2015, and 16.3% year-over-year increase, excluding Qunar[3] in the second quarter of 2015. Mobile revenue represented 62% of total revenues for the second quarter of 2016, compared to 50% for the corresponding period in 2015.

[1]	This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.6459 to US$1.00, the effective noon buying rate as of June 30, 2016, in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.
[2]	Gross merchandise value (GMV) is defined as GMV generated by the Baidu platform, through products such as Baidu Nuomi, Baidu Takeout Delivery and Baidu Wallet. GMV is defined as the value of confirmed orders of products and services, regardless of whether the service has been consumed or delivered.
[3]	Qunar Cayman Islands Limited (“Qunar”) financials were consolidated in Baidu’s financial statements from July 2011 to October 26, 2015. Following Baidu’s exchange of Qunar shares with Ctrip, Baidu deconsolidated Qunar’s financials after October 26, 2015.

•	Operating profit in the second quarter of 2016 was RMB2.866 billion ($431.3 million), a 17.4% decrease from the corresponding period in 2015. Transaction Services reduced non-GAAP operating margins by 25.4 percentage points and iQiyi further reduced non-GAAP operating margins by 5.5 percentage points for the second quarter of 2016.

•	Net income attributable to Baidu in the second quarter of 2016 was RMB2.414 billion ($363.2 million), a 34.1% decrease from the corresponding period in 2015. Diluted earnings attributable to Baidu per ADS for the second quarter of 2016 were RMB6.57 ($0.99); non-GAAP net income attributable to Baidu[4] in the second quarter of 2016 was RMB2.808 billion ($422.5 million), a 30.1% decrease from the corresponding period in 2015; non-GAAP diluted earnings per ADS[5] for the second quarter of 2016 were RMB8.08 ($1.22).

In the following section, comparison and analysis are provided based on reported consolidated financial results. For ease of comparison, a table with apples-to-apples adjusted financials and metrics excluding Qunar can be found at the end of the following section.

Second Quarter 2016 Results

Baidu reported total revenues of RMB18.264 billion ($2.748 billion) for the second quarter of 2016, representing a 10.2% increase from the corresponding period in 2015.

Online marketing revenues for the second quarter of 2016 were RMB16.939 billion ($2.549 billion), representing a 4.4% increase from the corresponding period in 2015. Baidu had about 594,000 active online marketing customers6 in the second quarter of 2016, representing a 0.7% increase from the corresponding period in 2015.

Revenue per online marketing customer for the second quarter of 2016 was approximately RMB28,400 ($4,273), a 3.6% increase from the corresponding period in 2015.

Traffic acquisition cost as a component of cost of revenues was RMB2.908 billion ($437.6 million), representing 15.9% of total revenues, as compared to 12.7% in the corresponding period in 2015 and 14.1% in the first quarter of 2016.

Bandwidth costs as a component of cost of revenues were RMB1.152 billion ($173.3 million), representing 6.3% of total revenues, compared to 5.4% in the corresponding period in 2015.

[4]	Non-GAAP net income attributable to Baidu represents net income attributable to Baidu excluding share-based compensation expenses and the gain or loss associated with the issuance of the shares by our equity method investees at a price higher or lower than our carrying value per share.
[5]	Non-GAAP diluted earnings per ADS represents diluted earnings per ADS calculated based on non-GAAP net income attributable to Baidu.
[6]	The number of active online marketing customers and revenue per online active customer exclude our group-buying related businesses for consistency with previous reporting.

Depreciation costs as a component of cost of revenues were RMB753.8 million ($113.4 million), representing 4.1% of total revenues, compared to 3.7% in the corresponding period in 2015.

Operational costs as a component of cost of revenues were RMB992.8 million ($149.4 million), representing 5.4% of total revenues, compared to 5.1% in the corresponding period in 2015.

Content costs as a component of cost of revenues were RMB1.699 billion ($255.6 million), representing 9.3% of total revenues, compared to 5.1% in the corresponding period in 2015. The increase was mainly due to iQiyi’s increased content costs.

Selling, general and administrative expenses were RMB4.194 billion ($631.1 million), representing an increase of 7.8% from the corresponding period in 2015. The year-over-year increase was primarily due to an increase in promotional spending for transaction services.

Research and development expenses were RMB2.465 billion ($370.9 million), a 9.1% decrease from the corresponding period in 2015.

Share-based compensation expenses, which were allocated to related operating costs and expense line items, were RMB400.9 million ($60.3 million) in the second quarter of 2016, compared to RMB354.7 million in the corresponding period in 2015.

Operating profit was RMB2.866 billion ($431.3 million), representing a 17.4% decrease from the corresponding period in 2015. Non-GAAP operating profit was RMB3.267 billion ($491.6 million), a 14.6% decrease from the corresponding period in 2015.

Income tax expense was RMB792.7 million ($119.3 million), compared to RMB763.0 million in the corresponding period in 2015. The effective tax rate for the second quarter of 2016 was 24.8% as compared to 19.0% for the corresponding period in 2015. The increase of effective tax rate of the second quarter of 2016 mainly reflects that some loss-generating entities in the group cannot be consolidated for tax purposes under PRC tax law.

Net income attributable to Baidu was RMB2.414 billion ($363.2 million), representing a 34.1% decrease from the corresponding period in 2015. Basic and diluted earnings per ADS for the second quarter of 2016 amounted to RMB6.59 ($0.99) and RMB6.57 ($0.99), respectively.

Non-GAAP net income attributable to Baidu was RMB2.808 billion ($422.5 million), a 30.1% decrease from the corresponding period in 2015. Non-GAAP diluted earnings per ADS for the second quarter of 2016 amounted to RMB8.08 ($1.22).

As of June 30, 2016, the Company had cash, cash equivalents and short-term investments of RMB75.812 billion ($11.407 billion). Net operating cash inflow for the second quarter of 2016 was RMB4.402 billion ($662.4 million). Capital expenditures for the second quarter of 2016 were RMB979.6 million ($147.4 million).

Adjusted EBITDA was RMB4.250 billion ($639.5 million) for the second quarter of 2016, representing a 9.7% decrease from the corresponding period in 2015. On an apples-to-apples basis, excluding Qunar from Baidu’s financials, the adjusted EBITDA represents a 19.1% year-over-year decrease.

Summary of adjusted financial information (excluding Qunar)7

(RMB in millions, unless otherwise noted)

	Three months ended June 30,		YoY variance
	2016	2015
Adjusted Revenues	18,264	15,700	16.3%
Active online marketing customer (000)	594	523	13.6%
Revenue per active online marketing customer (RMB)	28,400	29,400	(3.4%)
Adjusted cost of revenues	8,738	6,252	39.8%
Adjusted selling, general and administrative expenses	4,195	2,972	41.1%
Adjusted research and development expenses	2,465	2,357	4.6%

Adjusted operating profit	2,866	4,119	(30.4%)

Outlook for Third Quarter 2016

Baidu currently expects to generate total revenues in an amount ranging from RMB18.040 billion ($2.714 billion) to RMB18.580 billion ($2.796 billion) for the third quarter of 2016, representing a decrease of 1.9% to an increase of 1.1%, year-over-year. On an apples-to-apples basis, excluding Qunar from Baidu’s financials, the guidance represents a 5.4% to 8.6% year-over-year increase. This forecast reflects Baidu’s current and preliminary view, which is subject to change.

Conference Call Information

Baidu’s management will hold an earnings conference call at 8:00 PM on July 28, 2016, U.S. Eastern Time (8:00 AM on July 29, 2016, Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

International:	+65 67135090
China:	4006208038
US:	+1 8456750437
UK:	+44 2036214779
Hong Kong:	+852 30186771
Passcode for all regions:	46419408

[7]	The adjusted figures for the second quarter of 2015 only exclude Qunar related figures from Baidu’s consolidated results. Share-based compensation was allocated to related operating costs and expense line items.

A replay of the conference call may be accessed by phone at the following number until August 5, 2016:

International:	+61 2 8199 0299
Passcode:	46419408

Additionally, a live and archived webcast of this conference call will be available at http://ir.baidu.com.

About Baidu

Baidu, Inc. is the leading Chinese language Internet search provider. As a technology-based media company, Baidu aims to provide the best and most equitable way for people to find what they’re looking for. In addition to serving individual Internet search users, Baidu provides an effective platform for businesses to reach potential customers. Baidu’s ADSs trade on the NASDAQ Global Select Market under the symbol “BIDU”. Currently, ten ADSs represent one Class A ordinary share.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for the third quarter 2016 and quotations from management in this announcement, as well as Baidu’s strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including development of new products and services; our ability to attract and retain users and customers; competition in the Chinese and Japanese language Internet search markets; competition for online marketing customers; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese language Internet search market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers and general economic conditions in China, Japan and elsewhere. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and Baidu undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Baidu’s consolidated financial results presented in accordance with GAAP, Baidu uses the following non-GAAP financial measures: non-GAAP operating profit, non-GAAP net income attributable to Baidu, non-GAAP diluted earnings per ADS, adjusted EBITDA and free cash flow. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Baidu believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain items that may not be indicative of our recurring core business operating results, such as operating performance excluding not only non-cash charges, but also other items that are infrequent or unusual in nature. We believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing our performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Baidu’s historical performance and liquidity. We believe these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in our results of operations. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Non-GAAP operating profit represents operating profit excluding share-based compensation expenses.

Non-GAAP net income attributable to Baidu represents net income attributable to Baidu excluding share-based compensation expenses and the gain or loss associated with the issuance of shares by our equity method investees at a price higher or lower than our carrying value per share.

Non-GAAP diluted earnings per ADS represents diluted earnings per ADS calculated based on non-GAAP net income attributable to Baidu.

Adjusted EBITDA represents operating profit excluding depreciation, amortization and share-based compensation expenses.

Free cash flow represents net cash provided by operating activities less capital expenditures.

For more information on non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measures”.

For investor and media inquiries, please contact:

Sharon Ng

Baidu, Inc.

Tel: +86-10-5992-4958

Investor inquiries email: ir@baidu.com

Media inquiries email: intlcomm@baidu.com

Baidu, Inc.

Condensed Consolidated Statements of Income

	Three Months Ended
	June 30,	March 31,	June 30,
(In RMB thousands except for share, per share (or ADS) information)	2015	2016	2016
	Unaudited	Unaudited	Unaudited
Revenues:
Online marketing services	16,227,496	14,930,530	16,938,794
Other services	347,742	890,042	1,324,854

Total revenues	16,575,238	15,820,572	18,263,648

Operating costs and expenses:
Cost of revenues (note 1, 2)	(6,503,020)	(7,563,184)	(8,737,821)
Selling, general and administrative (note 2)	(3,889,844)	(3,945,944)	(4,194,489)
Research and development (note 2)	(2,712,681)	(2,100,707)	(2,464,952)

Total operating costs and expenses	(13,105,545)	(13,609,835)	(15,397,262)

Operating profit	3,469,693	2,210,737	2,866,386

Other income:
Interest income	612,523	596,120	486,857
Interest expense	(213,522)	(268,389)	(275,081)
Foreign exchange income(loss), net	5,396	(66,166)	243,911
Loss from equity method investments	(2,417)	(117,092)	(554,533)
Other income, net	142,382	298,119	427,738

Total other income	544,362	442,592	328,892

Income before income taxes	4,014,055	2,653,329	3,195,278

Income taxes	(762,951)	(674,750)	(792,723)
Net income	3,251,104	1,978,579	2,402,555

Less: net loss attributable to noncontrolling interests	(410,909)	(8,252)	(11,268)
Net income attributable to Baidu	3,662,013	1,986,831	2,413,823

Earnings per share for Class A and Class B ordinary shares:
Net income attributable to Baidu -Basic	102.23	53.95	65.87
Net income attributable to Baidu -Diluted	101.86	53.82	65.69
Earnings per ADS (1 Class A ordinary share equals 10 ADSs ):
Net income attributable to Baidu -Basic	10.22	5.40	6.59
Net income attributable to Baidu -Diluted	10.19	5.38	6.57
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	35,141,734	34,599,297	34,652,134
Diluted	35,268,366	34,681,988	34,747,303
(1) Cost of revenues are detailed as follows:
Sales tax and surcharges	(1,175,617)	(1,047,564)	(1,211,562)
Traffic acquisition costs	(2,111,734)	(2,233,208)	(2,908,401)
Bandwidth costs	(896,157)	(1,088,038)	(1,151,992)
Depreciation costs	(618,648)	(707,332)	(753,775)
Operational costs	(847,926)	(1,092,153)	(992,754)
Content costs	(840,223)	(1,382,468)	(1,699,015)
Share-based compensation expenses	(12,715)	(12,421)	(20,322)

Total cost of revenues	(6,503,020)	(7,563,184)	(8,737,821)

(2) Includes share-based compensation expenses as follows:
Cost of revenues	(12,715)	(12,421)	(20,322)
Selling, general and administrative	(130,418)	(105,036)	(93,843)
Research and development	(211,592)	(191,605)	(286,766)

Total share-based compensation expenses	(354,725)	(309,062)	(400,931)

Baidu, Inc.

Condensed Consolidated Balance Sheets

	December 31,	June 30,
(In RMB thousands except for number of shares and per share data)	2015	2016
	Audited	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	9,959,932	15,769,276
Restricted cash	95,997	78,245
Short-term investments	57,969,242	60,042,767
Accounts receivable, net	3,927,256	4,083,324
Amounts due from related parties	1,940,559	146,075
Other assets, current	4,340,677	4,792,437

Total current assets	78,233,663	84,912,124

Non-current assets:
Fixed assets, net	10,627,127	11,016,548
Intangible assets, net	3,334,619	3,489,619
Goodwill	15,395,573	15,267,732
Long-term investments, net	37,958,591	40,642,996
Amounts due from related parties	9,725	9,491
Deferred tax assets, net	1,008,174	1,131,436
Other assets, non-current	1,285,836	2,474,787

Total non-current assets	69,619,645	74,032,609

Total assets	147,853,308	158,944,733

LIABILITIES AND EQUITY
Current liabilities:
Short-term loans	100,000	174,200
Accounts payable and accrued liabilities	17,840,192	19,312,633
Customer advances and deposits	5,420,230	5,618,519
Deferred revenue	375,672	522,329
Deferred income	559,855	556,855
Long-term loans, current portion	974,820	996,915
Capital lease obligation	46,088	27,576
Amounts due to related parties	785,945	498,504

Total current liabilities	26,102,802	27,707,531

Non-current liabilities:
Deferred income	17,413	19,597
Long-term loans	3,239,676	6,508,449
Notes payable	30,702,116	31,418,139
Deferred tax liabilities	3,441,290	3,474,464
Capital lease obligation	8,435	509
Other non-current liabilities	125,860	124,029

Total non-current liabilities	37,534,790	41,545,187

Total liabilities	63,637,592	69,252,718

Redeemable noncontrolling interests	3,947,879	4,757,764
Equity
Class A Ordinary Shares, par value US$0.00005 per share, 825,000,000 shares authorized, and 27,113, 541 shares and 27,167,032 shares issued and outstanding as at December 31, 2015 and June 30, 2016	12	12
Class B Ordinary Shares, par value US$0.00005 per share, 35,400,000 shares authorized, and 7,492,921 shares and 7,492,921 shares issued and outstanding as at December 31, 2015 and June 30, 2016	3	3
Additional paid-in capital	6,402,349	7,160,899
Retained earnings	74,659,355	78,808,198
Accumulated other comprehensive loss	(806,056)	(1,027,710)

Total Baidu, Inc. shareholders’ equity	80,255,663	84,941,402
Noncontrolling interests	12,174	(7,151)
Total equity	80,267,837	84,934,251

Total liabilities, redeemable noncontrolling interests, and equity	147,853,308	158,944,733

Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measures (in RMB thousands except for share and per ADS information, unaudited)

	Three months ended
	June 30, 2015	March 31, 2016	June 30, 2016
Operating profit	3,469,693	2,210,737	2,866,386
Add: Share-based compensation expenses	354,725	309,062	400,931

Non-GAAP operating profit	3,824,418	2,519,799	3,267,317

Add: Depreciation of fixed assets	699,725	795,589	845,365
Add: Amortization of intangible assets	182,373	141,875	137,544

Adjusted EBITDA	4,706,516	3,457,263	4,250,226

	Three months ended
	June 30, 2015	March 31, 2016	June 30, 2016
Net income attributable to Baidu	3,662,013	1,986,831	2,413,823
Add: Share-based compensation expenses	354,725	309,062	400,931
Add: Loss(gain) associated with the dilution of equity method investees	—	62,858	(6,893)

Non-GAAP net income attributable to Baidu	4,016,738	2,358,751	2,807,861

Weighted average number of ADS used in computing non-GAAP diluted earnings per ADS	352,683,657	346,819,877	347,473,027
Non-GAAP diluted earnings per ADS	11.39	6.80	8.08

Reconciliation from net cash provided by operating activities to free cash flow (in RMB thousands, unaudited)

	Three months ended	As a % of	Three months ended	As a % of	Three months ended	As a % of
	June 30, 2015	total revenues	March 31, 2016	total revenues	June 30, 2016	total revenues
Net cash provided by operating activities	5,727,404	35%	4,742,232	30%	4,401,914	24%
Less: Capital expenditures	(923,146)	-6%	(825,565)	-5%	(979,635)	-5%

Free cash flow	4,804,258	29%	3,916,667	25%	3,422,279	19%